



06003672

SECI   JISSION

/*MR*/
3/8

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER

8- **52125**

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____**01/01/05**____ AND ENDING ____**12/31/05**____

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Portfolio Advisors Alliance, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

3414 Peachtree Street, Suite 675

                              (No. and Street)

Atlanta   **GA**   **30326**

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marcelle Long   **(404) 814-1013**

                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC

           (Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350   **Atlanta**   **Georgia**   **30339**

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 21 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

/*BP*/
/*4/20*/

OATH OR AFFIRMATION

I, __**Marcelle Long**_____ , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

____**Portfolio Advisors Alliance, Inc.**_____ , as

of _____**December 31**_____ ,**2005**, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

C COUNT
NOTARY PUBLIC, COBB COUNTY, GEORGIA
MY COMMISSION EXPIRES FEBRUARY 3RD, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

PORTFOLIO ADVISORS ALLIANCE, INC.
Financial Statements
For the Year Ended
December 31, 2005
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Portfolio Advisors Alliance, Inc.

We have audited the accompanying statement of financial condition of Portfolio Advisors Alliance, Inc., as of December 31, 2005 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Portfolio Advisors Alliance, Inc., as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 15, 2006
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

PORTFOLIO ADVISORS ALLIANCE, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

	2005
Cash and cash equivalents	$ 943
Other receivables	1,307
Property and equipment, net of accumulated depreciation of $12,036	887
Deposit with clearing broker	14,168
Securities owned	7,948
Other assets	2,000
Total Assets	$ 27,253

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$ 2,750
Accrued commissions	1,004
Line of credit	5,526
Total Liabilities	9,280

STOCKHOLDER'S EQUITY

Common stock, no par value, 500,000 shares authorized, 40,000 shares issued and outstanding	4,000
Paid-in capital	192,992
Retained earnings (deficit)	(179,019)
Total Stockholder's Equity	17,973
Total Liabilities and Stockholder's Equity	$ 27,253

The accompanying notes are an integral part of these financial statements.

PORTFOLIO ADVISORS ALLIANCE, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005

	2005
REVENUES	
Commissions	$ 391,776
Interest and investment	1,838
Total revenues	393,614
GENERAL AND ADMINISTRATIVE EXPENSES	
Compensation and benefits	368,401
Clearing costs	11,351
Communications	1,584
Occupancy	6,954
Other operating expenses	52,238
Total expenses	440,528
LOSS BEFORE INCOME TAXES	(46,914)
INCOME TAXES	-
NET LOSS	$ (46,914)

The accompanying notes are an integral part of these financial statements.

PORTFOLIO ADVISORS ALLIANCE, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

	2005
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (loss)	$ (46,914)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,090
Decrease in other receivables	757
Increase in other assets	(1,108)
Decrease in accounts payable and accrued expenses	(2,706)
Increase in deposit with clearing broker	(2,962)
Increase in securities owned	(1,503)
NET CASH USED BY OPERATING ACTIVITIES	(53,346)
CASH FLOW FROM FINANCING ACTIVITIES:	
Capital contributions	53,371
Decrease in line of credit, net	(21)
NET CASH PROVIDED BY FINANCING ACTIVITIES	53,350
NET INCREASE IN CASH AND CASH EQUIVALENTS	4
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	943
End of year	$ 939
SUPPLEMENTAL DISCLOSURES:	
Interest paid	$ 898

The accompanying notes are an integral part of these financial statements.

PORTFOLIO ADVISORS ALLIANCE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2004	$ 4,000	$ 139,621	$ (132,105)	$ 11,516
Capital contributions		53,371		53,371
Net loss			(46,914)	(46,914)
Balance, December 31, 2005	$ 4,000	$ 192,992	$ (179,019)	$ 17,973

The accompanying notes are an integral part of these financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u> The Company is a registered broker dealer organized under the laws of the state of California. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers and the securities commissions of appropriate states.

The Company's business is retail brokerage of marketable securities, mutual funds and variable life and annuity products for customers located throughout the United States. The Company operates from offices located in Atlanta, Georgia.

<u>Cash and Cash Equivalents:</u> The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

<u>Property and Equipment:</u> Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

<u>Income Taxes:</u> The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 Accounting for Income Taxes ("SFAS No. 109"). Under SAFAS No. 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

<u>Estimates:</u> Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Securities Transactions:</u> Customer's securities transactions are reported on a settlement date basis. There is no significant difference between settlement and trade date.

Investments in marketable securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

NOTE B — LEASES

The Company leases office premises for $1,000 monthly from a related party under an operating lease which expires June 2006.

Rent expense for the year ended December 31, 2005 was approximately $6,000.

NOTE C — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $13,188, which was $8,188 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .7 to 1.0.

NOTE D — SECURITIES OWNED

Securities owned consist of common shares in a publicly traded company.

NOTE E — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F — DEPOSITS AT CLEARING ORGANIZATION

The Company's clearing organization requires that it maintain at least $25,000 in deposits. At December 31, 2005, the total amount of cash and equities with the clearing organization was $2,884 below the minimum required.

NOTE G — LINE OF CREDIT

The Company has a revolving line of credit with MBNA America for $5,600 which carries an interest rate of approximately 24 percent. At December 31, 2005, the outstanding balance on the line of credit was $5,526.

NOTE H — INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense (benefit)	$ (9,000)
Deferred income tax expense	9,000
Income tax expense	$ -

The net deferred tax assets consist of the following:

Deferred tax assets	$ 30,000
Valuation allowance	(30,000)
	$ -

The most significant component of deferred tax assets arises from net operating loss carryforwards. Since it is more likely than not that deferred tax assets will be unrealized, a valuation allowance equal to the deferred tax asset has been provided.

As of December 31, 2005, the Company had federal and California net operating loss carryforwards that may be used to offset future taxable income of approximately $150,000. The loss carryforwards are due to expire in the years 2019 through 2025 for federal and 2009 through 2015 for California.

NOTE I — RELATED PARTY TRANSACTIONS

The Company leases office space from Alliance Royale Advisors, Inc., a related entity (See Note B) and some brokers of the Company perform services for both companies.

The Company also pays Alliance Royale Advisors, Inc. for various administrative services and costs. During the year ended December 31, 2005, the Company paid the related company $3,325 for administrative services and costs and $6,000 for rent.

NOTE J — NET LOSS

The Company had a loss in 2005, which follows a loss for 2004. The Company was dependent upon capital contributions from its owner for working capital and net capital during 2005. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

SCHEDULE I
PORTFOLIO ADVISORS ALLIANCE, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2005

NET CAPITAL:

Total stockholders' equity	$ 17,973
Less nonallowable assets:	
Property and equipment	(887)
Other receivable	(61)
Other assets	(2,000)
	(2,948)
Net capital before haircuts	15,025
Less haircuts	(1,141)
Net capital	13,884
Minimum net capital required	5,000
Excess net capital	$ 8,884
Aggregate indebtedness	$ 9,280
Net capital based on aggregate indebtedness	$ 619
Ratio of aggregate indebtedness to net capital	.7 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2005

There is no significant difference between net capital included in Part IIA of Form X-17A-5 and net capital as stated above.

PORTFOLIO ADVISORS ALLIANCE, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5

To the Stockholders
Portfolio Advisors Alliance, Inc.

In planning and performing our audit of the financial statements of Portfolio Advisors Alliance, Inc., for the year ended December 31, 2005, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Portfolio Advisors Alliance, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 15, 2006
Atlanta, Georgia

RUBIO CPA, PC